Exhibit (a)(10)

THE SWISS HELVETIA FUND, INC. ANNOUNCES

FINAL RESULTS OF TENDER OFFER AND NEW START DATE FOR SECOND

MEASUREMENT PERIOD

Press Release—For Immediate Release

New York, New York—July 7, 2011

The Swiss Helvetia Fund, Inc. (NYSE: SWZ) (the “Fund”), announced today that, in accordance with the Fund’s self tender offer (the “Offer”) for up to 5% of its issued and outstanding shares of common stock, which expired at 5:00 p.m., Eastern Time, on June 30, 2011, the Fund accepted 1,530,131 properly tendered shares at a price per share equal to 98% of the Fund’s net asset value (“NAV”) per share as determined by the Fund on July 1, 2011. Approximately 15,059,832 shares of the Fund’s common stock, or approximately 49% of the Fund’s issued and outstanding common stock, were tendered through June 30, 2011. As a result, the Offer was oversubscribed and, pursuant to the terms of the Offer, not all of the tendered shares were accepted for payment by the Fund. Under the final pro-ration calculation, approximately 10.16% of the Fund’s shares that were tendered were accepted for payment. The Fund’s stockholders who had shares accepted for payment will receive cash at a repurchase price of $15.81 per share, which is equal to 98% of the Fund’s NAV as determined by the Fund on July 1, 2011. The Fund’s NAV is calculated daily by 6:15 p.m. Eastern Time, and generally by 4:45 p.m. Eastern Time on each day during which the New York Stock Exchange is open for trading. Those Fund shares that were tendered but not accepted for payment will continue to be held by their record owners.

The Fund also announced today that its Board of Directors (the “Board”) has approved a new start date for the second of two measurement periods authorized in connection with the Fund’s previously announced one-time tender offer program. Consistent with the terms of this Offer, the Fund will conduct a second self tender offer in 2011 for up to 5% of its issued and outstanding shares of common stock, at a price equal to 98% of the Fund’s NAV per share if the Fund’s shares trade at an average discount to NAV of more than 10% during the second twelve-week measurement period. The Board approved moving up the start date of the second measurement period from September 1, 2011 to August 1, 2011 to ensure sufficient time for the Fund to conduct the second tender offer, if necessary, and distribute any realized but undistributed ordinary income and net capital gain in accordance with U.S. federal income tax laws by December 31, 2011.

The Fund is managed by Hottinger Capital Corp. For more information on the Fund, including the most recent month-end performance, visit www.swz.com or contact Rudolf Millisits, President of Hottinger Capital Corp., at 1-888-SWISS-00 (1-888-794-7700) or 1-212-332-2760.

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The Swiss Helvetia Fund, Inc. is a non-diversified, closed-end investment company seeking long-term capital appreciation through investment in equity and equity-linked securities of Swiss companies. The Fund also may acquire and hold equity and equity-linked securities of non-Swiss companies in limited circumstances. The Fund seeks to achieve its investment objective by investing generally in Swiss equity and equity-linked securities that are traded on a Swiss stock exchange, traded at the pre-bourse level of one or more Swiss stock exchanges, traded through a market maker or traded over the counter in Switzerland. Equity and equity-linked securities include registered shares, bearer shares, participation and dividend certificates, convertible bonds and bonds with warrants attached and unattached warrants. The Fund also may invest in Swiss equity and equity-linked securities of Swiss companies that are traded on other major European stock exchanges.

Closed-end funds, unlike open-end funds, are not continuously offered. Typically, shares of closed-end funds are sold in the open market through a stock exchange. Shares of closed-end funds frequently trade at a discount to net asset value. The price of a fund’s shares is determined by a number of factors, several of which are beyond the control of the fund. Therefore, a fund cannot predict whether its shares will trade at, below or above net asset value.

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.